Securities and Exchange Commission
October 26, 2018

October 26, 2018

Via EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Oil States International, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2017
Response dated October 10, 2018
File No. 001‑16337

Dear Mr. Hiller:

Set forth below is our response to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 10, 2018 modified and supplemented to reflect additional considerations based upon matters discussed by telephone with the Staff on October 17, 2018. For your convenience, the comments provided by the Staff have been included in the letter preceding our response. References within the response to “we,” “us,” “our” and the “Company” herein refer to Oil States International, Inc.

Form 10‑K for the Fiscal Year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Consolidated Results of Operations, page 37

SEC comment:

1.
We understand from your response to prior comment one that you intend to include incremental non-GAAP measures and disclosures in your next periodic report, although you have not indicated how you would correct the computations of gross profit, cost of sales and services (product and service costs), gross profit as a percentage of revenues, and quantified variances based on these incomplete measures, which you have disclosed on both a consolidated and operating segment basis.

Securities and Exchange Commission
October 26, 2018

Given the emphasis that you have placed on these measures in MD&A, without comparable narratives and GAAP-based metrics, further revisions will be necessary to comply with Item 10(e)(1)(i)(A) of Regulation S-K. The discussion and analysis should be of the financial statements that are required by GAAP to also comply with Instruction 1 to Item 303(a) of Regulation S-K. For example, disclosures of equal or greater prominence that include GAAP-based cost of sales and services, gross profit reflecting all cost of sales and services, GAAP-based gross profit as a percentage of revenues, along with discussion and analysis, would fulfill this requirement. The corresponding disclosures in MD&A for operating segments, and the quarterly measures in your tabulation on page 85, should be similarly revised.

If you prefer to limit compliance to future reports, submit the revisions that you propose, along with your analysis of materiality and quantification of all changes that would be necessary to present the various metrics in accordance with GAAP. The revisions should also clarify whether you had intended to utilize non-GAAP measures in your discussion and analysis, rather than measures that were compiled in accordance with GAAP, and address any transition in your disclosure approach.

Management Response:

We respectfully acknowledge the Staff’s comments and the further clarification provided by the Staff on our October 17, 2018 phone call. Our intention was not to create additional non-GAAP disclosures in our next periodic report in response to the Staff’s original comment; rather we had intended to revise our presentation in an effort to comply with the Staff’s comments and to reconcile our tabular disclosure of gross profit to consolidated operating income (loss) which we believed to be the most directly comparable GAAP measure disclosed in our financial statements. Following further review after having gained a better understanding of the Staff’s comments, we have determined it preferable to replace our tabular presentation of gross profit and gross margin by segment with operating income (loss) and operating margin (i.e. GAAP measures) along with additional segment level discussion and analysis. We have concluded that the various non-GAAP measures previously provided together with the related disclosures required by Item 10(e)(1)(i)(A) of Regulation S‑K could create unnecessary complexity for users of our SEC reports in understanding our disclosures and performance compared to the corresponding GAAP measures of operating income (loss) and operating margin on a segment basis (consistent with our ASC 280 disclosures). Further, we believe that this revised presentation provides an equivalent understanding of the drivers behind our performance and results of operations. As a result, in future filings (beginning with our third quarter 2018 Quarterly Report on Form 10‑Q) we plan to revise our supplementary tabular disclosure to (a) remove the cost of sales and services and related gross profit amounts, (b) replace gross profit as previously presented with operating income (loss), and (c) provide supplemental tables to show comparative disaggregated revenue by segment including a breakdown of the percentage of service and product revenues to total revenue.

Additionally, we will clarify within MD&A and the financial statements and related disclosures that cost of revenues excludes depreciation and amortization expense, and we will specifically indicate that substantially all of our depreciation and amortization expense relates to cost of revenues. As included in our ASC 280 financial statement disclosure for 2017, approximately 1% of our total depreciation and amortization expense (associated with corporate) is not related to our cost of generating revenues.

Securities and Exchange Commission
October 26, 2018

We also acknowledge the requirements of Instruction 1 to Item 303(a) of Regulation S‑K, and note that our disclosures provide discussion and analysis with respect to the results of operations for the material financial statement line items and related segment information. Prospectively, we will continue to provide results of operations discussion of significant changes to the consolidated statement of operations line items (including product and service revenues and related costs) as well as provide incremental operating segment discussion and analysis for revenues and operating income (loss).

In response to matters raised by the Staff on our October 17, 2018 telephone call, we advise the Staff as follows:

•
In our Annual Report on Form 10‑K for the Fiscal Year Ending December 31, 2018, we will prospectively revise our Quarterly Financial Information (Unaudited) footnote to burden gross profit, with segment level depreciation and amortization expense consistent with Item 302 of Regulation S‑K.

•
Gross profit and gross margin have not been a focus of our earnings releases or investor presentations in recent years and, although EBITDA is disclosed in our earnings releases and management presentations (and is reconciled to appropriate GAAP measures), management does not believe the disclosure of EBITDA by operating segment is necessary for an understanding of our results of operations in light of our current and prospective segment disclosures described in this letter.

•
Inventories include raw materials, labor, subcontractor charges, manufacturing overhead and other supplies and are carried at the lower of cost or market. Costs incurred related to significant projects, which are accounted for over time, include similar cost components. Overhead (applied to inventories and to projects) includes inventoriable indirect costs that are directly associated with the manufacturing process, including depreciation related to assets utilized in the manufacture of the related products. Depreciation expense related to assets that are not directly related to the manufacturing process is not included in inventory or project cost and is expensed as incurred.

•
We do not allocate overall segment level depreciation and amortization expense between cost of products and cost of services for reporting purposes or in evaluating the performance of our segment operations. Specifically, our Offshore/Manufactured Products business has numerous facilities around the world that generate both product and service revenues, and it is common for the segment to provide both installation and other services for products that we manufacture in this segment. Additionally, we do not segregate or capture intangible asset amortization expense between product and service lines. Finally, our segments are managed based on their total performance rather than based on a distinction between product and service operating performance. Consequently, any allocation of depreciation and amortization expense between product and service costs would be arbitrary. As a result, we cannot accurately present cost of products and cost of services separately, inclusive of depreciation and amortization expense. In this regard, we plan to prospectively include an additional line item (referred to as cost of revenues, exclusive of depreciation and amortization expense) within our selected financial data table and financial statements totaling cost of products and services that will clearly indicate that such amounts are exclusive of depreciation and amortization expense.

Securities and Exchange Commission
October 26, 2018

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 425-2374.

Very truly yours,

/s/ Lloyd A. Hajdik

Lloyd A. Hajdik, Executive Vice President,
Chief Financial Officer and Treasurer

cc:    Cindy B. Taylor, Oil States International, Inc.
Brian E. Taylor, Oil States International, Inc.
Lias J. Steen, Oil States International, Inc.
Herb Listen, Ernst & Young LLP
Michael S. Telle, Vinson & Elkins L.L.P.